Exhibit 99.1

Press Release

B.O.S. Signs a Definitive Agreement for the Acquisition of the Business of iDnext Ltd. and its subsidiary, Next-Line Ltd.

RISHON LEZION, Israel, November 30, 2015 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises,  announced today that its RFID and Mobile division, through its wholly owned subsidiary, BOS-Dimex Ltd. ("Dimex") has signed a definitive agreement for the acquisition of the business operations of iDnext Ltd. ("iDnext") and its subsidiary Next-Line Ltd. (“Next-Line”). The parties expect to consummate the transaction in January 2016.

iDnext, incorporated in 1997, is a private Israeli company that specializes in Automatic Identification and Data Capture ("AIDC") through barcode and RFID technology, mainly for libraries.

Next-Line, incorporated in 2008, specializes in providing on-site inventory count services mainly to leading retail chains in Israel in the fields of apparel, food, convenience and pharma. Next-Line also provides asset tagging and counting services for corporate and governmental entities. With its experienced team and proprietary software, Next-Line is able to quickly and accurately count inventory with minimum shutdown time.

As reported by the Company on September 8, 2015, Dimex intends to acquire the business operation of iDnext and Next-Line in consideration for cash and BOS ordinary shares. The consideration will include an initial payment of NIS 1.6 million (approximately $411,000) paid in cash and NIS 1.3 million (approximately $334,000) paid by the issuance of 162,734 BOS ordinary shares (representing approximately 7% of BOS outstanding shares). Dimex shall make additional payments based on the annual operational profit of the acquired business in the calendar years 2016 and 2017. Closing of the transaction is subject to satisfaction of certain closing conditions.

Yuval Viner, CEO of BOS said: "With the signing of the definitive agreement we are moving towards the closing of the acquisition. At closing, Moti Harel and Eran Harel, the founders of iDnext and Next-Line shall join the management of our Mobile and RFID division. Mr. Moti Harel shall also be appointed to the Company's Board of Directors."

Moti Harel and Eran Harel, CEO and CTO of iDnext and Next-Line stated: "We look forward to working together with BOS towards integration of the acquired business and the success of the BOS group."

Eyal Cohen, CFO of BOS, stated: "As previously noted, we anticipate that the acquisition of iDnext and Next-Line would positively impact our profits, commencing year 2016. In 2014, iDnext and Next-Line generated revenues (unaudited) of $1.5 million and an operating profit (unaudited) of $250,000."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:
Eyal Cohen
CFO
+972-542525925

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness and the risk that the iDnext acquisition may not be consummated; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.